Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Archibald & Wens Inc.
130 S. Indian River Driver, Ste #202-237
Fort Pierce, FL 34950
www.west32soju.com

Up to $249,989.97 in Class B Non-Voting Common Stock at $9.39
Minimum Target Amount: $9,990.96

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Archibald & Wens Inc.
Address: 130 S. Indian River Driver, Ste #202-237, Fort Pierce, FL 34950
State of Incorporation: NY
Date Incorporated: May 18, 2020

Terms:

Equity

Offering Minimum: $9,990.96 | 1,064 shares of Class B Non-Voting Common Stock
Offering Maximum: $249,989.97 | 26,623 shares of Class B Non-Voting Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $9.39
Minimum Investment Amount (per investor): $234.75

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Offering maximum.

In reliance on this relief, financial information certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer, in setting the offering maximum of $250,000.

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Investment Incentives and Bonuses*

Early Bird

First 72 hours - Friends and Family | 15% bonus shares

Next 72 hours - Super Early Bird | 10% bonus

Next 7 days - Early Bird Bonus | 5% bonus shares

<u>Volume</u>

All Investors 20% discount through 1-877-SPIRITS (www.1-877-spirits.com)

$250 Investment:

West 32 Soju Sticker

$500 Investment:

West 32 Swag Bag (Branded sticker, T-Shirt, tote bag)

$1,000 Investment + 5% bonus:

West 32 Soju Bar Kit (4 shot glasses, a carafe, and a cocktail shaker)

Swag Bag

$5,000 Investment + 10% bonus:

West 32 Soju Bar Kit

West 32 Swag Bag

A one (1) hour cocktail making class with Coquetel Spirits (up to 6 friends via Zoom or other preferred video conference site)(supplies not included)

$10,000 Investment + 15% bonus

West 32 Swag Bag

West 32 Soju Bar Kit

Free Distillery Tour and Tasting at Yankee Distillers for you and up to 3 friends. It includes a 1-night stay at a hotel (2-rooms included) and free samples (excludes airfare and ground transportation).

The 10% Bonus for StartEngine Shareholders

Archibald & Wens Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $9.39 / share, you will receive 110 shares of Class B Non-

Voting Common Stock, meaning you'll own 110 shares for $939. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

All perks occur when the offering is completed.

The Company and its Business

Company Overview

Archibald & Wens LLC was formed on October 6, 2015 by co-founders, Maxwell Fine and Daniel Lee. In early May 2020, the Managing Members of Archibald & Wens LLC, converted the LLC into a C-corp with no material impact to the business or its Class B members.

Inspired by memorable dinners and nights out on West 32nd Street in New York City's Koreatown. We sought to develop an approachable, high-quality Soju to share over any meal, toast with for celebrations, or to kick back and catch up with friends.

When we learned imported soju, which is the number one selling distilled spirit in the world, is made from cheap ethanol and highly processed sweeteners – a world away from the craft beverages in America - we knew we could do better.

After countless trials, we created an all-natural, gluten-free, low-ABV Soju, that's the perfect spirit to enjoy neat, in cocktails, and always with your closest friends and family. West 32 Soju is our take on the traditional Korean spirit that's is true to heritage, but with a modern American craft influence.

West 32 Soju officially launched in January 2017 as the first all-natural, gluten-free soju made in the US. In September of 2018, we introduced West 32 Reserve, to the best of our knowledge, the first U.S. made barrel-aged soju available to the public in the U.S.

Our award-winning soju has grown from our New York City roots to offering our soju in 12 states, including California, Texas, and Illinois, with lifetime sales of over $250,000. Accounts include Total Wine, Binny's, Momofuku, Whole Foods, Roy Choi's Best Friend, and Spec's.

While typically served in Korean restaurants, a growing number of cocktail bars and non-Korean restaurants are incorporating it into their beverage programs. In fact, with 15% year-over-year sales growth in the U.S., soju is one of the fastest-growing

spirits categories in the U.S.

West 32 Soju is on a mission to make soju mainstream in the everyday vocabulary of spirit drinkers.

Archibald & Wens holds 2 trademarks for West 32 - one in the US and one in S. Korea. Ownership of the trademarks will transfer to the C-corp through notifying the USPTO and Korean Patent Office.

Competitors and Industry

Jinro - 99% of the soju market is dominated by a few large Korean mass producers of cheap soju. Very little product differentiation other than geographic location of manufacturing facilities of brands.

Hwayo is the best-known premium Korean soju. Relatively new, founded in 2003.

Recent U.S. Soju brands include Tokki (launched in 2016) and YOBO (launched in 2015). Tokki aims to create the most historically traditional rice and yeast cake-based soju and they recently moved operations to South Korea. YOBO is a grape-based soju. Each is priced between $20-$49. Among the U.S. brands, West 32 Soju is the only soju that is available at restaurants outside of California, New Jersey, and New York.

Current Stage and Roadmap

West 32 Soju has been available in the market since January 2017 with the launch of West 32 Original. In September of 2018, we released West 32 Reserve. We are in 12 states in the U.S. and have fulfilled POs for importers in South Korea. The plan is to use the funds raised on StartEngine to invest in building out our sales and marketing team to grow within our current markets and expand the introduction and education of soju throughout the US.

The Team

Officers and Directors

Name: Maxwell Fine

Maxwell Fine's current primary role is with CaaStle. Maxwell Fine currently services 40+ hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO and Secretary
  Dates of Service: May 15, 2020 - Present
  Responsibilities: Manage day-to-day operations.

Other business experience in the past three years:

- **Employer:** CaaStle
  Title: Senior Counsel
  Dates of Service: September 08, 2018 - Present
  Responsibilities: day-to-day legal counsel

Other business experience in the past three years:

- **Employer:** Environmental Defense Fund
  Title: Corporate Counsel
  Dates of Service: January 12, 2017 - August 31, 2018
  Responsibilities: day-to-day legal counsel

Name: Daniel Lee

Daniel Lee's current primary role is with IrisVR, Inc.. Daniel Lee currently services 30+ hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President and CFO
  Dates of Service: May 15, 2020 - Present
  Responsibilities: Manage day-to-day operations.

Other business experience in the past three years:

- **Employer:** IrisVR, Inc.
  Title: Director of Finance
  Dates of Service: September 16, 2019 - Present
  Responsibilities: day to day management of company financials

Other business experience in the past three years:

- **Employer:** Tibi LLC
  Title: CFO
  Dates of Service: June 01, 2017 - March 31, 2019
  Responsibilities: day-to-day management of finances

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any security offered herein should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any security purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the food and beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering non-voting common stock in the amount of up to $1.07 million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current products are sold on three types of accounts, distributors, retailers, and restaurants. Our revenues are therefore dependent upon a robust hospitality industry.

Minority Holder; Securities with No Voting Rights

The non-voting common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the

right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our products will fail to gain market acceptance for any number of reasons. If the products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Archibald & Wens was formed on October 6, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Archibald & Wens has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that West 32 Soju is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights

owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside federal and state government regulation such as the TTB (Tax and Trade Bureau) and other relevant government laws and regulations. The laws and regulations concerning the selling of distilled spirits may be subject to change and if they do then the selling of distilled spirits may no longer be in the best interest of the Company. At such point the Company may no longer want to sell distilled spirits and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Forward-looking statement

These materials may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events-based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Nature of The Liquor Industry

Risks related to changes in laws and regulations in pursuing its business, West 32 Soju is placed under the regulatory control of various laws, including the federal and state alcohol and beverage laws. Changes in such laws and regulations, or the unexpected introduction of new laws and regulations, may affect the business performance and financial condition of our business. Moreover, the prices of main raw materials used for our products fluctuate according to such factors as weather conditions and natural disasters. Rising costs may lead to higher production costs that cannot be passed on to sales prices depending on prevailing market conditions, and may affect the business performance and financial condition of West 32 Soju. With respect to alcoholic beverages, stagnant markets caused by abnormal weather or variable weather conditions may affect the volume of sales. Furthermore, sudden occurrences of various

catastrophes, natural disasters and unforeseeable accidents that could damage production and logistics facilities may result in loss of assets, the reporting of losses on unshipped products, expenditures on facility repairs and opportunity loss due to disruptions in production and logistics, and in turn, affect the business performance and financial condition of the business. Additionally, in the event that consumption tax or liquor tax rates are raised, consumption of alcoholic beverages may decline due to higher sales prices, potentially affecting the business performance and financial condition of the business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Maxwell Fine	143,013	Class A Voting Common Stock	50.1
Daniel Lee	142,331	Class A Voting Common Stock	49.9

The Company's Securities

The Company has authorized Class B Non-Voting Common Stock, and Class A Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 26,623 of Class B Non-Voting Common Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 1,000,000 with a total of 183,372 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

Options

The total amount outstanding includes 57,882 shares of granted stock options that have not been exercised.

The total option pool is 100,000 shares.

We have 42,118 non-granted shares that remain in the pool.

Class A Voting Common Stock

The amount of security authorized is 1,000,000 with a total of 285,344 outstanding.

Voting Rights

Right to vote on all shareholder matters.

Material Rights

There are no material rights associated with Class A Voting Common Stock.

What it means to be a minority holder

As a minority holder of non-voting common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $57,650.00
  Number of Securities Sold: 41,179
  Use of proceeds: working capital, sales & marketing, operating expenses
  Date: November 15, 2017
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $20,000.00
  Number of Securities Sold: 14,286
  Use of proceeds: working capital, S&M, and operating expenses
  Date: April 03, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $50,000.00
  Number of Securities Sold: 23,692
  Use of proceeds: working capital, operational expenses, and sales & marketing
  Date: December 08, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $104,000.00
  Number of Securities Sold: 46,815
  Use of proceeds: operating expenses, working capital, and sales & marketing.
  Date: September 02, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $10,000.00
  Number of Securities Sold: 2,721
  Use of proceeds: operating expenses, working capital, sales & marketing
  Date: February 10, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and

results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenues

Total revenue for fiscal year 2019 was $117,189, representing a 29% growth over 2018. This was due to a focus on growing topline revenue through wholesale distribution channels. We believe that a continued focus on our wholesale distribution channels will result in the most meaningful return on sales growth in our most important markets.

Cost of Sales

Cost of sales, as a percentage of total revenue, increased by 5% in 2019 due to our focus on lower margin wholesale distribution channels. However, we believe that this will lead to a faster rate of sales growth in the long term.

Gross Margins

2019 overall gross margins declined by 5% compared to 2018. This was due to our focus on growing wholesale distribution, which are typically lower margin compared to direct-to-retail. We believe that focusing on the wholesale channels will result in faster overall revenue growth.

Expenses

The Company's expenses consists, among other things, marketing and sales expenses, fees for professional services, and other expenses required for effectively operating the Company. The Company's expenses in fiscal year 2019 stayed relatively flat compared to 2018.

Historical results and cash flows:

Historical results and cash flows were accomplished with minimal spend on sales and marketing campaigns, and with only $276K of capital raised over a three year period. In the future, as we launch our fundraising campaign on StartEngine and raise more significant and meaningful amounts of capital, we are expecting to invest much more heavily into sales and marketing to exponentially grow consumer awareness of the West 32 Soju brand and accelerate top line revenue growth to reach our long term sales goals.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. Current sources of capital available to us include cash on hand, existing lines of working capital, and future planned fundraises. If we are successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the Company.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

While potential funds from this campaign would provide discretionary spending on sales and marketing to accelerate growth, other sources of capital are available to us in the event that we need to operate the business on an "as-usual" basis for the foreseeable future.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

While other capital resources are available to us, this campaign is a strategic raise that will allow us to raise the necessary funds to invest in sales and marketing campaigns to accelerate our growth beyond the organic growth that we have acheived to date.

We view this as a strategic opportunity because, while traditional fundraising would entail raising funds from a small group of investors, this campaign will allow us to reach a much larger pool of smaller sized investors, which will also greatly expand our brand recognition and market adoption through these investors.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The minimum raise will afford us 18 months of operating runway based on current spending profile. A minimum raise will allow us to continue operations based on organic growth, and will limit the amount of funds used to invest in sales and marketing campaigns to accelerate growth. Expenses will be limited to overhead, logistics, and production costs. The current gross burn rate is approximately $16K per month.

How long will you be able to operate the company if you raise your maximum funding goal?

The maximum fundraise will afford us 36+ months of operating runway. With the maximum raise, we will have sufficient funds to continue our current operations, which include expenses related to overhead, logistics, and production. Moreover, we will have sufficient funds to invest in major sales and marketing campaigns to greatly accelerate revenue growth. Under this scenario, we expect gross burn rate to increase to $24K in the first year following the campaign, and up to $50K per month in year 3.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Future sources of capital include capital contributions from securities conversions, existing line of working capital, and future planned capital raises

Indebtedness

- **Creditor:** American Express
  Amount Owed: $9,781.69
  Interest Rate: 7.0%
  Maturity Date: August 27, 2021

- **Creditor:** The U.S. Small Business Administration
  Amount Owed: $2,500.00
  Interest Rate: 3.75%
  Maturity Date: May 21, 2050

- **Creditor:** American Express
  Amount Owed: $7,902.96
  Interest Rate: 7.0%
  Maturity Date: March 10, 2021

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $4,401,243.24

Valuation Details:

Our pre-money valuation was determined internally without a formal third party independent valuation. We based our valuation off of multiple factors including comparisons in the industry, our historical revenues and our intellectual property.

First, it is based on comparisons of other food & beverage companies with similar revenue and marketplace traction. For example, a tequila brand that has lower sales volume but has a valuation close to $8 mil. In addition, we used comparisons to liquor brands that are pre-revenue that have raised significant capital at valuations over $5 mil.

Second, it is based on a revenue multiple of 2019 actuals and our future revenue projections. At this time we have achieved lifetime revenue of approximately $250,000. In 2019 our gross revenue was $117,189. The revenue multiple we used was approximately 20x.

Third, it is based on the value of our Intellectual Property, specifically the ownership of our trademarks.

Use of Proceeds

If we raise the Target Offering Amount of $9,990.96 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  40.0%
  Funds will be used to fund market managers in key markets and related account activation tools.

- *Inventory*
  23.5%
  Distill and produce product to support customer demand.

- *Working Capital*
  33.0%
  Working capital to cover general expenses like rent, logistics, shipping, storage, etc.

If we raise the over allotment amount of $249,989.97, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  40.0%
  Hire market managers in key markets to help activate and support accounts, and

build brand awareness.

- *Working Capital*
  33.5%
  Working capital to run the business, cover insurance, rent, warehousing, delivery, and etc.

- *Inventory*
  23.0%
  Distill and produce soju to fulfill orders.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.west32soju.com (www.west32soju.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/west-32-soju

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Archibald & Wens Inc.

[See attached]

I, Maxwell Fine, the Chief Executive Officer (CEO) of Archibald & Wens Inc, hereby certify that the financial statements of Archibald & Wens Inc and notes thereto for the periods ending December 31, 2018 and December 31, 2019 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2019 the amounts reported on our tax returns were total income of $117,189; taxable income of -$79,377 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the May 29,2020.

_____ (Signature)

_CEO_____ (Title)

_May 29, 2020_____ (Date)

ARCHIBALD & WENS INC

CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2018 and 2019

Archibald & Wens Inc Index to
Financial Statements
(unaudited)

ARCHIBALD & WENS INC BALANCE SHEETS
DECEMBER 31, 2018 AND 2019
(unaudited)

Archibald & Wens Inc ($)	As of	
	Dec 31, 2018	Dec 31, 2019
ASSETS		
Cash Balance	$ 3,058	$ 17,164
Accounts Receivable	28,239	27,711
Inventory	17,573	32,555
Total Current Assets	48,871	77,430
Net Fixed Assets	1,050	2,819
Intangibles Net of Amortization	600	600
TOTAL ASSETS	$ 50,521	$ 80,849
LIABILITIES		
Accounts Payable	$ 8,364	$ 7,155
Total Current Liabilities	8,364	7,155
Total Debt	8,245	14,590
TOTAL LIABILITIES	$ 16,610	$ 21,745
Members' Equity	172,650	276,650
Retained Earnings	(138,739)	(217,545)
Total Equity	33,911	59,105
Total Liabilities & Equity	$ 50,521	$ 80,849

ARCHIBALD & WENS INC STATEMENTS OF
OPERATIONS AND MEMBERS' EQUITY FOR THE YEARS
ENDED DECEMBER 31, 2018 AND 2019
(unaudited)

Archibald & Wens Inc ($)		Year Ended December 31,		
		2018		2019
REVENUE	$	91,368	$	117,189
COST OF GOODS SOLD[1]		(52,674)		(73,780)
GROSS PROFIT		38,693		43,409
OPERATING EXPENSES				
Sales & Marketing		(40,689)		(44,388)
General & Administrative		(69,891)		(77,187)
TOTAL OPERATING EXPENSES		(110,580)		(121,575)
OPERATING PROFIT		(71,887)		(78,166)
Interest		-		(613)
Tax		(129)		(27)
Net Income	$	(72,015)	$	(78,807)
Members' Equity, Beginning of year	$	35,926	$	33,911
Contributions		70,000		104,000
Members' Equity (Deficiency), end of period	$	33,911	$	59,105

(1) Cost of goods sold includes $2,216 and $6,204 of state and federal excise taxes in 2018 and 2019 respectively

ARCHIBALD & WENS INC STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019
(unaudited)

Archibald & Wens Inc ($)

	Year Ended December 31,	
	2018	2019
CASH FROM OPERATIONS		
Operating Earnings	(72,015)	(78,807)
Change in Assets		
Accounts Receivable	(13,665)	528
Inventory	(7,560)	(14,982)
Change in Liabilities		
Accounts Payable	6,489	(1,210)
Net Cash From Operations	(86,752)	(94,470)
CASH FROM INVESTING ACTIVITIES		
Purchases of property and equipment	-	(1,769)
Net Cash From Investing Activities	-	(1,769)
CASH FROM FINANCING ACTIVITIES		
Cash In		
Investments	70,000	104,000
Credit Facility	8,745	6,345
Cash Out		
Credit Facility	(500)	-
Net Cash From Financing Activities	78,245	110,345
Net Increase in Cash	(8,507)	14,106
Beginning Cash Balance	11,565	3,058
Ending Cash Balance	3,058	17,164

NOTE 1 – NATURE OF OPERATIONS

Archibald & Wens Inc was formed on October 6, 2015 ("Inception") in the State of New York. The financial statements of Archibald & Wens Inc (which may be referred to as the "Company", "we," "us," or "our") represent consolidated financial statements for Archibald & Wens Inc and Archibald & Wens LLC. The two entities merged in May 2020, with Archibald & Wens Acquisitions Inc as the surviving entity. The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, NY.

The Company produces and bottles distilled alcohol products. The Company's products include a low proof Korean-style vodka, commonly known as "Soju", as well as a barrel aged version of soju, aged in first use American white oak whiskey barrels.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

7

Revenue Recognition

The Company will recognize revenues from wholesale sales of product when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company is taxed as a Limited Liability Company. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Beginning in May 2020, the Company will be taxed as a Corporation as a result of a merger between Archibald & Wens LLC and Archibald & Wens Inc, with Archibald & Wens Inc as the surviving entity.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The Company's total debt of $14,590 consists primarily of third-party working capital loans from American Express.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

LLC Units

Archibald & Wens LLC has authorized two classes of Preferred Units. As of December 31, 2019, authorized and issued units were as follows:

	Authorized	Issued
Preferred Class A	250,000	250,000
Preferred Class B	158,114	158,114

As of May 2020, Archibald & Wens LLC merged with Archibald & Wens Inc, with Archibald & Wens Inc as the surviving entity. The Preferred Class A and Preferred Class B LLC Units have been converted to Class A Voting Stock and Class B Non-Voting Stock, respectively, on a 1 to 1 basis.

NOTE 6 – RELATED PARTY TRANSACTIONS

We are currently not involved in any related party transactions

NOTE 7 – SUBSEQUENT EVENTS

On March 31, 2020, we authorized and issued an additional 2,721 units in exchange for capital investment

On May 18, 2020, Archibald & Wens LLC merged with Archibald & Wens Inc, with Archibald & Wens Inc as the surviving entity.

The Company has evaluated subsequent events that occurred after December 31, 2019 through April 30, 2020. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

On May 28th, 2020, the surviving entity's name was changed to Archibald & Wens Inc.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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West 32 Soju

Savor the moment with West 32 Soju



WEST32
SOJU
PRODUCT OF NEW YORK
ALL NATURAL - GLUTEN FREE

Website | Fort Pierce, FL | FOOD & BEVERAGE

$0.00 raised

0 Investors	**91** Days Left
% Equity Offered	**$4.4M** Valuation
Equity Offering Type	**$234.75** Min. Investment

INVEST NOW



This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

West 32 Soju is a New York-made soju that is all-natural, gluten-free, and produced in small batches. Our soju is the perfect low-ABV spirit to drink a shot of during a traditional drinking game, as a base in a simple weeknight mixed drink, or a component to elevate fine cocktails. West 32 Soju was created with a mission to share the virtues of this little-known beverage with cocktail drinkers across America, employing the artisanship of the craft movement while honoring the heritage and tradition of celebrating life with Soju.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Awarded as Gold Winner Soju Producer of the Year in 2017 and 2019 in the NY International Spirits Competition, with great press coverage in the in the NY Times and Wine Spectator
- Our revenue has grown 28% from 2018 to 2019, with $250,000 in lifetime revenue and a 45% increase in annual cases sold
- Soju is the one of the best selling distilled spirits in the world and the US is one

of the fastest growing soju markets, with a growth rate of 15% year over year for the past 3 years

“Savor the moment with West 32 Soju”

OUR STORY

Korean Tradition, American Craft

Inspired by memorable dinners and nights out on West 32nd Street in New York City's Koreatown, we sought to develop an approachable, high-quality Soju to share over any meal, toast with for celebrations, or to kick back and catch up with friends. After countless trials, we achieved a refined recipe for an all-natural, gluten-free Soju, that's the perfect spirit to enjoy neat, in cocktails, and always with your closest friends and family. **West 32 Soju is our take on the traditional Korean spirit that is true to heritage, but with a modern American craft influence.**


소주
WEST
32
SOJU
RESERVE

What is Soju?

Soju is a low proof “Korean vodka” that has a history and deep-rooted tradition

spanning hundreds of years. Similar to vodka, soju is a neutral spirit, with an element of sweetness; however, soju is low ABV (only 14% to 24% ABV). It is most often consumed neat, but it serves as a great base or component in cocktails too. Most importantly, drinking Soju is a communal experience that brings people together through time-honored customs — you might 'grab a drink' with friends, but you share a bottle of soju. Soju is part of a social ritual. Believe it or not, Soju is one of the most popular spirits in the world, but there's a good chance you haven't heard of it since the vast majority of it is consumed in Korea.



THE PROBLEM

Most Soju is overly processed and inaccessible to the American market

Soju is one of the world's best-selling spirits, but most Soju is made by only a few Korean suppliers, is highly processed and contains added sweeteners. Most imported soju is made from cheap ethanol and highly processed sweeteners such as saccharin or stevioside – contributing to a sickly sweet taste and an awful hangover. Additionally, Korean brands have names like "Chamisul" and "Chum-Churum" that can be polarizing and less captivating for a broader base, while other American Craft Soju brands are expensive or too strong in flavor.





Most imported soju is made from cheap ethanol and highly processed sweeteners such as saccharin or stevioside – contributing to a sickly sweet taste and the awful hangover.



THE SOLUTION

An all-natural, American-made, craft Soju

Max & Dan created West 32 Soju, an all-natural, gluten-free, low proof spirit, that's made in small-batches in upstate New York. Our soju is an American craft spirit that's authentic to the Korean heritage. We aren't making just any other spirit- our craft Soju's American roots attract mixologists and Westerners alike, enabling us to educate them about Soju and introduce it into sophisticated beverage programs.

Our two varieties are our Original Soju and our Reserve, which is an elevated version aged in American craft whiskey barrels. West 32 is solving the issues around the marketing and education of soju by communicating from a Western perspective with relatable branding.

Korean Tradition American Craft.

SAVOR THE MOMENT WITH WEST 32 SOJU



Produced outside of Albany, NY, West 32 Soju is sold at an accessible price point that's high enough to convey its premium quality, while still making it affordable to our consumer audience. We make our Soju from Catskills water and North American-grown corn for a completely clean base that's triple filtered, with an added touch of all-natural cane sugar for a smooth profile that's true to the Soju experience.





A promising future awaits the top selling spirit in the world

"

The rise in mindful drinking, along with health and wellness, is a trend that is here to stay.

Brandy Rand, President IWSR U.S.

Soju was the #1 selling distilled spirit in the world in 2017, with over 115 million cases sold alone. The US is now one of the fastest growing soju markets, with a growth rate of 15% year over year for the past three years. Low ABV spirits and cocktails continue to accelerate in popularity; for example, Aperol saw a 25% growth in 2018 sales due to the popularity of the 'Aperol Spritz'. The IWSR2 reports that low alcohol drinks are expected to have an annual growth rate of 38% by 2022. We see soju (aka Korean vodka) as the perfect low ABV spirit for the growing health conscious consumers, who care about what they put in their bodies and want to be able to spend longer periods of quality time with friends without overdoing it.



Kerry Flavor reports which tracks sales, consumer trends & foodservice influence, noted that consumers will continue to desire more internationally-inspired flavors. Additionally, in the last decade there has been an explosion in popularity of Korean pop culture and cuisine, with Yelp reporting 34% category growth since 2012.

Soju Is One Of The World's Best-Selling Spirits

$2B+ Market

The size of the South Korean market alone is greater than $2B

15% Growth Rate

The US is now one of the fastest growing soju markets

115M Cases Globally

115M cases of soju
were shipped globally
in 2015

OUR TRACTION

Award-winning Soju, featured in the New York Times and loved by critics

In the NY International Spirits Competition, **West 32 Original Soju placed as the 2017 Gold Winner & 2017/2019 Soju Producer of the Year**, while Reserve Soju placed as the 2019 Silver Medal Winner & 2019 Soju Producer of the Year. Our Soju has been Featured in the New York Times, Wine Spectator, Imbibe Drink of the Week, and Thirsty.

  

  

 



Over the last three years, we have grown our market availability from 2 states in 2017 to 12 states in 2020 and our soju is available online throughout the U.S. In 2017, we obtained our US trademark, in 2018 we obtained our South Korean Trademark, and in 2019, we sold over 1,500 cases.

West 32 Soju distribuition states include:

All other states accept online orders

*Online order available, subject to applicable laws

WHAT WE DO

Two incredible varieties of Korean-inspired Soju, carefully crafted, using premium quality ingredients

We created a line of authentic, Korean-inspired sojus that are craft-distilled in the US, and designed for an easy, clean-drinking experience. Our Original Soju, with its 19% ABV, is made using all-natural cane sugar, rather than sweeteners used in most soju products, so our consumers don't have to worry about the 'soju hangover'. This product is gluten-free, which makes it accessible to an even wider audience.

Original



Soju

19% ABV

All-natural ingredient line
cane sugar-no sweeteners

Our Reserve Soju, known for its subtle whiskey flavor, has a 32% ABV and is the **only American-made barrel-aged soju**, aged up to 1 year in a mix of rye and bourbon barrels.

Reserve Soju



32% ABV

Subtle whiskey flavor
Only American-made barrel-aged soju

Both of our products have a smooth finish, so they can be consumed as a component in fine cocktails, as a base in low ABV cocktails, or neat by the bottle while participating in the ritual of traditional Korean drinking games.





0:00

THE BUSINESS MODEL

B2B and B2C, with high profit margins

We sell our soju to distributors in 9 states, as well as directly to retailers in 3 states. Our product margins range from 50% to 65% depending on the SKU and sales outlet.

In New York, New Jersey, and California, West 32 Soju is able to sell directly to retailers and thus bypass distributors. This allows us to engage directly with bartenders and beverage directors and build relationships with accounts. Additionally, it allows us to keep cost down for the accounts and grow before committing to a distributor in one of the mentioned states.



Sell to Distributors

in 9 states

Direct-to-Retailer

in 3 states

50%-65% Profit Margins

depending on the
SKU and sales outlet

HOW WE ARE DIFFERENT

Small-Batch Soju that is accessible to the everyday consumer



> West 32 is the only brand focused on the untapped non-korean consumer market positioned for an any day occasion, making it uniquely suited for market adoption with American branding for a more western-centric audience.

We compete with local craft sojus and with the large Korean brands, many of which create an inexpensive product by using cheap ethanol and processed sweeteners. Some craft Soju brands have recreated ancient recipes to make a more traditional product , but sit at a stiff price point and have an overpowering taste.



Our Soju, however, is a premium brand without the premium price point, with both relatable and aspirational New York branding, and a clean, neutral flavor

profile with just a hint of sweetness.

A premium brand without the premium price tag


MADE IN NEW YORK
RESERVE
SOJU
FINISHED IN
AMERICAN OAK BARRELS

THE VISION

The go-to drink for every occasion, and a brand well-loved among spirit consumers





Our vision is to make Soju a mainstay spirit in the repertoire of the foodie cult, i.e. the people who live to eat out, try new things, drink complex cocktails, and never miss a Sunday brunch. West 32 Soju will be their go-to for weeknight meetings at the bar when they need to go easy, or for all-night drinking with friends, and the 'Soju Spritz' will be their drink of choice at Sunday brunch. Our goal is to continue to focus on expanding brand awareness of West 32 through cocktail placement at craft bars and increase case volume. We plan to reach 10,000 cases per year and profitability by 2025. We will do this by hiring more market managers, increasing our tasting capabilities in liquor stores, and start to increase PR.





OUR TEAM

A well-seasoned team, along with partners who are experts at the top of the spirit industry

We are on a mission to make soju mainstream in the everyday vocabulary of spirit drinkers. We are motivated and determined to succeed. Our team has years of experience in successfully growing start up businesses, while our partners have experience in building spirit brands. Our partners, Coquetel Spirits and Mr. Gold, have worked with big brands like Bacardi and Patron, and have helped grow emerging brands like Gem & Bolt into the larger brands they are today. Through their relationships and guidance, we are able to access accounts and distributors to build brand awareness.



20
YEARS
PROJECTBYPROJECT.

West 32 is on its way to make a mark on the spirit industry

We believe West 32 is a premium quality yet affordable soju brand with few comparable competitors on the market. Our soju is perfectly situated at the intersection of the foodie movement and low ABV trend, anchored to Korean culture, with strong branding that appeals to American consumers. We have the opportunity to expand this fast-growing category of low ABV spirits and internationally inspired flavors to the United States, and we are so excited to offer you equity in our company as we make our mark on the spirit industry.



Original Soju

West 32 Soju Available in 5+ States

Sold 1000+



Named Soju Producer of the Year

New York International



Partnered with Mr. Gold

We partnered with Mr. Gold to expand our brand presence in



January 2017
Launched
West 32 Orginial Soju Launched

May 2017
Named Soju Producer of the Year
New York International Spirits Competition and Gold Medal

January 2018
States
West 32 Soju was available to purchase in 7 states.

September 2018
Reserve Soju Launched
West 32 Reserve Soju Launched

December 2018
cases
West 32 Soju sold over 1,000 cases in 2018.

January 2019
First International Order
Sold close to a pallet of West 32 Reserve to importer in South Korea.

May 2019
Spirits Competition Named West 32 Soju its 2019 Soju Producer of the Year.

December 2019
Sold 1500+ cases
West 32 Soju sold over 1,500 cases in 2019.

January 2020
California. Secured first California on-premise (e.g., restaurant account) in February.

February 2020
West 32 Soju Available in 10+ States
West 32 Soju available to purchase in 12 states as of February 2020

In the Press

The New York Times · thirsty. · Wine Spectator · COOL HUNTING

SHOW MORE

Meet Our Team





Daniel Lee

President and CFO

Co-founded West 32 Soju in 2015

15+ years in corporate finance, M&A and strategy consulting

Advised on over $5 Billion of M&A transactions

Former head of finance for Tibi, MPOWERD, HEVO Power, and currently IrisVR

Dan currently dedicates over 30 hours per week at West 32 Soju.



Max Fine

Founder and CEO

Co-founded West 32 Soju in 2015

10 years as a corporate attorney, most of the time focused on e-commerce and consumer products

Built patent portfolios, raised seven-figures in capital, and led companies through Series A rounds.

Former General Counsel for HEVO Power and MPOWERD, and currently works as Senior Counsel at CaaStle Inc.

Max currently dedicates 40+ hours per week at West 32 Soju.





Chiyo Takemoto

Advisor

10+ years in spirits & hospitality industry. Former Spirits Specialist for Winebow. Currently, Founder and CEO of Coquetel Spirits. Coquetel Spirits is a portfolio collective that houses multiple, independently-owned craft spirits brands.



Offering Summary

Company :	Archibald & Wens Inc.
Corporate Address :	130 S. Indian River Driver, Ste #202-237, Fort Pierce, FL 34950
Offering Minimum :	$9,990.96
Offering Maximum :	$249,989.97
Minimum Investment Amount	$234.75

(per investor)

Terms

Offering Type : Equity

Security Name : Non-Voting Common Stock

Minimum Number of Shares Offered : 1,064

Maximum Number of Shares Offered : 26,623

Price per Share : $9.39

Pre-Money Valuation : $4,401,243.24

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Offering maximum.

In reliance on this relief, financial information certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer, in setting the offering maximum of $250,000.

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Investment Incentives and Bonuses*

Early Bird

First 72 hours - Friends and Family | 15% bonus shares

Next 72 hours - Super Early Bird | 10% bonus

Next 7 days - Early Bird Bonus | 5% bonus shares

Volume

All Investors 20% discount through 1-877-SPIRITS (www.1-877-spirits.com)

$250 Investment:

West 32 Soju Sticker

$500 Investment:

West 32 Swag Bag (Branded sticker, T-Shirt, tote bag)

$1,000 Investment + 5% bonus:

West 32 Soju Bar Kit (4 shot glasses, a carafe, and a cocktail shaker)

Swag Bag

$5,000 Investment + 10% bonus:

West 32 Soju Bar Kit

West 32 Swag Bag

A one (1) hour cocktail making class with Coquetel Spirits (up to 6 friends via Zoom or other preferred video conference site)(supplies not included)

$10,000 Investment + 15% bonus

West 32 Swag Bag

West 32 Soju Bar Kit

Free Distillery Tour and Tasting at Yankee Distillers for you and up to 3 friends. It includes a 1-night stay at a hotel (2-rooms included) and free samples (excludes airfare and ground transportation).

The 10% Bonus for StartEngine Shareholders

Archibald & Wens Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $9.39 / share, you will receive 110 shares of Class B Non-Voting Common Stock, meaning you'll own 110 shares for $939. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

All perks occur when the offering is completed.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Any expense labeled "Administrative Expenses" not strictly for administrative purposes. Any expense labeled "Travel and Entertainment".

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Updates

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here.

Investment opportunities posted and accessible through the site are of three types:



1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

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Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CERTIFICATE OF INCORPORATION

OF

ARCHIBALD & WENS ACQUISITION INC.

(Under Section 402 of the Business Corporation Law)

The undersigned, for the purpose of forming a corporation in accordance with the laws of the State of New York, hereby certifies that:

FIRST: The name of the corporation (hereinafter called the "Corporation") is Archibald & Wens Acquisition Inc.

SECOND: The Corporation is formed for the following purposes:

To engage in any lawful act or activity for which a corporation may be organized under the Business Corporation Law, provided that it is not formed to engage in any act or activity requiring the consent or approval of any state official, department, board, agency or other body without such consent or approval first being obtained.

To have, in furtherance of the corporate purposes, all of the powers conferred upon corporations organized under the Business Corporation Law, subject to any limitations thereof contained in this Certificate of Incorporation or in the laws of the State of New York.

THIRD: The office of the Corporation is to be located in the County of Kings County, New York, State of New York.

FOURTH: The Corporation shall have authority to issue Two Million (2,000,000) shares of common stock, consisting of: (i) One Million (1,000,000) shares of Class A Voting Common Stock, par value $0.0001 per share; and (ii) One Million (1,000,000) shares of Class B Non-Voting Common Stock, par value $0.0001 per share. Except as may be provided in this Certificate of Incorporation or required by law, the Class A Voting Common Stock shall have voting rights in the election of directors and on all other matters presented to stockholders, with each holder of Class A Voting Common Stock being entitled to one vote for each share of Class A Voting Common Stock held of record by such holder on such matters. Except as required by law, the Class B Non-Voting Common Stock shall have no voting rights. The number of authorized shares of Class A Common Stock, Class B Common Stock or any other class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of Class A Common Stock. The Board of Directors is hereby expressly authorized to provide for the issuance of shares of preferred stock in one or more series and, by filing a certificate pursuant to the applicable law of the State of New York, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences

and rights of the shares of each such series and the qualifications, limitations and restrictions thereof.

FIFTH: The Secretary of State is designated as the agent of the Corporation upon whom process against the Corporation may be served. The post office address to which the Secretary of State shall mail a copy of any process against the Corporation served upon her or him is Archibald & Wens Acquisition Inc., 341 10th Street, Suite 14B, Brooklyn, NY 11215.

SIXTH: The duration of the Corporation shall be perpetual.

SEVENTH: The Corporation shall, to the fullest extent permitted by Article 7 of the Business Corporation Law, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said Article from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said Article, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which any person may be entitled under any By-Law, resolution of shareholders, resolution of directors, agreement, or otherwise, as permitted by said Article, as to action in any capacity in which he served at the request of the Corporation.

EIGHTH: The personal liability of the directors of the Corporation is eliminated to the fullest extent permitted by the provisions of paragraph (b) of Section 402 of the Business Corporation Law, as the same may be amended and supplemented.

NINTH: Whenever under the provisions of the Business Corporation Law shareholders are required or permitted to take any action by vote, such action may be taken without a meeting on written consent, signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, in accordance with the provisions of Section 615 of the Business Corporation Law.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Incorporation of Archibald & Wens Acquisition Inc. this 13th day of May, 2020.



Jeffrey S. Marks, Incorporator
Alliance Legal Partners, Inc.
9 Chatelaine
Newport Coast, CA. 92657

298

CERTIFICATE OF INCORPORATION

OF

ARCHIBALD & WENS ACQUISITION INC.

(Under Section 402 of the Business Corporation Law)

Filed By:

Attorney Corporation Service, Inc.
5668 East 61st Street
Commerce, CA 90040

RECEIVED
2020 MAY 18 PM 12:03

2020 MAY 18 PM 1:56
FILED

Drawdown #30

1 PL
STATE OF NEW YORK
DEPARTMENT OF STATE
FILED MAY 18 2020
TAX $
BY:
321

CERTIFICATE OF MERGER

OF

ARCHIBALD & WENS LLC

and

ARCHIBALD & WENS ACQUISITION INC.

Into

ARCHIBALD & WENS ACQUISITION INC.

(Pursuant to Section 904-A of the Business Corporation Law)

1. The name of each constituent entity is as follows:

   Archibald & Wens Acquisition Inc.

   Archibald & Wens LLC

2. The date when the certificate of incorporation or articles of organization of each domestic constituent entity was filed by the Department of State is as follows:

NAME OF ENTITY	DATE OF INCORPORATION/FORMATION
Archibald & Wens Acquisition Inc.	May 18, 2020
Archibald & Wens LLC	October 6, 2015

3. An agreement of (merger *or* consolidation) has been approved and executed by each constituent entity.

4. The name of the surviving corporation is: Archibald & Wens Acquisition Inc.

5. Upon the Merger, Article First of the Certificate of Incorporation of Archibald & Wens Acquisition Inc., is hereby amended to read as follows: "The name of the corporation (hereinafter called the "Corporation") is Archibald & Wens Inc."

9. The agreement of merger is on file at the place of business of Archibald & Wens Acquisition Inc., which address is 341 10th Street, Suite 14B, Brooklyn, NY 11215.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, I have subscribed this document on the date set forth below and do hereby affirm, under the penalties of perjury, that the statements contained therein have been examined by me and are true and correct.

Executed on this _____ 18 day of May, 2020.

ARCHIBALD & WENS LLC

_____
(name of entity)

Maxwell Fine
_____
(signature)

Maxwell Fine, Manager

_____ (type
name and title of person signing)

ARCHIBALD & WENS ACQUISTION INC.

_____
(name of entity)

Maxwell Fine
_____
(signature)

Maxwell Fine, Chief Executive Officer

_____
(type name and title of person signing)

200528000 678

CERTIFICATE OF MERGER

OF

ARCHIBALD & WENS LLC

and

ARCHIBALD & WENS ACQUISTION INC.

Into

ARCHIBALD & WENS INC

(Pursuant to Section 904-A of the Business Corporation Law)

Filer:

Attorneys Corporation Service, Inc.

5668 East 61st Street

Commerce, CA 90040

Drawdown #30

STATE OF NEW YORK
DEPARTMENT OF STATE

FILED MAY 28 2020

TAX $
BY:

648